Mail Stop 6010   October 31, 2008

John P. Walker
Chairman and Chief Executive Officer
Novacea, Inc.
400 Oyster Point Boulevard, Suite 200
South San Francisco, California 94080

Re: Novacea, Inc.
Registration Statement on Form S-4
Filed October 3, 2008
File No. 333-153844

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

<u>Letter to Stockholders of Novacea, Inc. and Transcept Pharmaceuticals, Inc.</u>

3. We note your disclosure stating that the Novacea and Transcept boards of directors approved the merger agreement and other related proposals. Please disclose if the approvals were unanimous.

<u>Questions and Answers About the Merger, page v</u>

<u>Q: What will Transcept stockholders, warrant holders and option holders receive in the merger?, page vii</u>

4. Please expand your disclosure to describe what Transcept preferred stockholders will receive as a result of the merger.

<u>Summary, page 1</u>

<u>Reasons for the Merger, page 2</u>

5. We note the discussion of the risks related to the transaction beginning on page 9. Please move this discussion to immediately follow the reasons for the merger.

<u>Opinion of the Novacea Financial Advisor, page 3</u>

6. Please disclose how much Cowen will receive in connection with its services, how much of that compensation relates to providing the fairness opinion, and how much of the compensation is contingent upon the consummation of the merger.

<u>Overview of the Merger Agreement, page 4</u>

<u>Merger Consideration and Adjustment, page 4</u>

7. Please revise your disclosure here, and on page 83, to state the conversion ratio of the Transcept preferred stock into shares of Transcept common stock.

8. Your first bullet point states that the exchange ratio will be determined at the time of the closing. Your disclosure on page 83, however, states that the exchange ratio will be 0.68, subject to adjustment to account for the reverse stock split. Please revise your disclosure in the first bullet point on page 4 to state that the exchange ratio will be 0.68, subject to adjustment.

9. Please expand your disclosure to describe by how much the exchange ratio will be adjusted if net cash, less certain liabilities, of Novacea is less than $83.5 million or greater than $84.5 million.

Conditions to Completion of the Merger, page 5

10. We note your disclosure stating that each of the proposals "requires the affirmative vote of holders of a majority of the outstanding shares of Novacea common stock." Throughout the rest of the filing, you state that approval of the issuance of the shares of Novacea and the resulting change of control requires the vote of holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting. Please revise your disclosure to eliminate this apparent discrepancy.

Risk Factors, page 18

Risks Related to Novacea, page 22

11. Please revise the risk factor discussions appearing in this section and consider whether each risk relates to the investment decision to approve the transaction or to vote against the transaction. For example, the risk factor titled "A significant portion of Novacea outstanding common stock may be sold into the market. Substantial sales of Novacea common stock, or the perception such sales are likely to occur, could cause the price of Novacea common stock to decline" appears to be a more appropriate risk for an offering of common stock, as opposed to a merger transaction.

12. You disclose that Novacea stopped all clinical trials of Asentar^{TM} after a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer demonstrated an unexplained imbalance of deaths between the treatment and control arms of the trial. To the extent that you may be exposed to liability as a result of prior clinical trials, please consider adding a risk factor.

Novacea ended clinical trials for its lead product candidate Asentar^{TM}, and has no clinical trials planned for Asentar^{TM}, page 25

13. Are you considering a new clinical trial for Asentar^{TM}? Unless you are considering a new clinical trial, it is not clear what the risk is that you are attempting to convey. Please revise the disclosure to either explain that you may continue your clinical trials and the circumstances under which you will continue these trials or revise the discussion to more clearly explain how these facts present a risk to you and your operations.

The business of Novacea was largely dependent on the success of two clinical-stage oncology product candidates…, page 25

14. It appears that the risk you are trying to convey is that you might not be able to terminate your leases on favorable terms. Please revise your heading to more clearly explain the risks and consequences. If any of these leases include termination provisions, please explain the provisions including quantifying any termination payments.

Risks Related to Transcept, page 31

If Transcept enters into strategic alliances it will be dependent upon the efforts of its alliance partners, page 35

15. It is unclear from your discussion whether Transcept and the combined company will be dependent on entering into strategic alliances. Please clarify whether you believe Transcept and the combined company will have the ability to develop and commercialize their product candidates or whether they will be dependent on a strategic alliance or development of these capabilities.

If the manufacturers upon whom Transcept relies…, page 36

16. Please expand your risk factor to briefly describe the termination provisions of your agreements with your manufacturers and suppliers.

Risks Related to the Combined Company, page 45

The combined company will incur costs and demands upon management…, page 46

17. This risk factor, as currently written, could apply to any initial public offering. Please revise this discussion so that it addresses your situation more specifically, including the fact that Novacea was already subject to the demands that you describe. Alternatively, delete the risk factor.

Forward-Looking Statements, page 48

18. Please revise this discussion to clarify that the safe harbor in the PSLRA does not apply to forward looking statements related to Transcept as they are not currently a reporting company. Alternatively, delete the reference to the PSLRA.

19. We note that you state that "Novacea and Transcept do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify in this section, and on pages 147 and 161, that the proxy statement/prospectus/information statement will be updated to the extent required by law.

The Merger, page 53

Background of the Merger, page 53

Historical Background for Novacea, page 53

20. Please expand your disclosure about the April 2, 2008 board meeting to describe the landscape of private and public oncology companies, the valuation metrics provided by Cowen, the operation matters for Novacea and the scenarios associated with the various strategic alternatives being considered by the board of directors.

21. Please describe in more detail the "various expressions of interest that Novacea had received from oncology companies" that were summarized for the board on April 30, 2008.

22. Please expand your disclosure to provide additional information about the nine prospective companies identified by management at the June 30, 2008 meeting, including a discussion of the opportunities and risks associated with each of them.

23. Please disclose whether any of nine strategic partners were proposing in-licensing opportunities or if all of them were proposing a merger transaction.

24. Please expand your disclosure to identify the specific reasons why the four companies were selected as primary candidates and why the remaining five companies were dropped from consideration.

25. Please identify the four companies that were selected as primary candidates and discuss why the board decided to pursue the transaction with Transcept over the other candidates.

Background of Development of Transaction Between Novacea and Transcept, page 57

26. Please expand your disclosure to describe the corporate and business records reviewed during the June 17, 2008 meeting.

27. Please describe the terms of the Transcept proposed preliminary indication of interest that was submitted to Cowen.

28. Please expand your disclosure about Novacea's decision making process that resulted in the selection of Transcept as the most attractive prospective acquisition. You should describe the material terms of the potential business combinations proposed by the other three companies participating in the final stage evaluation. You should also describe why the Novacea board selected Transcept over the other three companies.

29. Please describe the terms summarized in the letter delivered by Novacea's management on August 1, 2008.

30. Please expand your disclosure to describe the financial analyses and perceived advantages and disadvantages of the transaction to Transcept presented by representatives of Merrill Lynch to the Transcept board on August 3, 2008.

31. Please describe the terms that were still being negotiated by management at the time of the August 22, 2008 meeting of Novacea's SPC.

The Novacea Reasons for the Merger, page 60

32. We note that among the risks and other countervailing factors considered by the Novacea board of directors were the "substantial expenses to be incurred in connection with the merger." Please revise your disclosure to quantify the approximate expenses to be incurred in connection with the merger.

33. Please explain what you mean by the "strategic direction of the combined board" as one of the risks or countervailing factors considered by the Novacea board.

Transcept Reasons for the Merger, page 63

34. Please describe the basis for the conclusion by the Transcept board of directors that the relative percentage ownership in the combined company is appropriately based on the approximate valuations of each company. Also, please describe the valuations the Transcept board relied upon.

Opinion of the Novacea Financial Advisor, page 64

35. Please supplementally provide us with copies of any materials prepared by Cowen in connection with its fairness opinion, including, among other things, any "board books," draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

36. We note the sentence in the second paragraph of this section stating that "[t]he summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion." A similar sentence also appears in the second to last paragraph in this section. Please delete these sentences since Investors are entitled to rely upon your disclosure. Your disclosure should include the assumptions, qualifications and limitations.

37. We note that the managements of Transcept and Novacea disclosed certain financial analyses and forecasts concerning Transcept to Cowen. Please revise your disclosure to describe those financial analyses and forecasts for Transcept.

38. Please disclose whether any companies or transactions meeting the selection criteria for their respective analyses were excluded from the analyses and, if so, the reasons for making such exclusions.

Analysis of Selected Publicly Traded Companies, page 67

Profitable Specialty Pharmaceutical Companies, page 67

39. Please explain how it was determined that these companies have operating, market valuation and trading valuations similar to what might be expected of Transcept in 2011.

Phase III Data/NDA Stage Companies, page 68

40. You state that Cowen reviewed the equity value and enterprise value for the Phase III Data/NDA Stage Companies. The table only presents the range of equity values. Please revise your disclosure to also present the range of enterprise values and the range of enterprise values for Transcept implied by the analysis.

Analysis of Selected IPO Transactions, page 70

41. Please revise your disclosure to explain the meaning of the term "pre-money equity valuation."

Discounted Cash Flow Analysis, page 71

42. Please revise your disclosure to describe the "assumptions described by" and "projections supplied by" the managements of Transcept and Novacea.

43. We note your disclosure that "Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Novacea." You disclosure does not provide a narrative and quantitative description of the fees paid to Cowen and its affiliates by Novacea. Please revise the filing to provide such disclosures.

44. Please quantify the portion of Cowen's fee that is contingent upon the consummation of the merger.

Merger Consideration and Adjustment, page 83

45. Please disclose the ratio for the conversion of each share of Transcept preferred stock into Transcept common stock.

46. We note that the description of the merger consideration in this section and on page 95 is slightly different. In this section you state that each share of Transcept common stock and

preferred stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.68 shares of Novacea common stock. On page 95, you state that each share of Transcept common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive a number of shares of Novacea equal to 60% of the fully-diluted common stock of the combined company. Please revise your disclosure to make sure the description of the merger consideration is consistent throughout the filing.

47. You state on page 84 that the exchange ratio is subject to adjustment to account for the effect of the reverse stock split and is also subject to adjustment upon the occurrence of certain events. Please describe the "certain events" that would trigger an adjustment of the exchange ratio.

Material U.S. Federal Income Tax Consequences of the Merger, page 85

48. The last paragraph in this section states that "[t]he preceding discussion is intended only as a summary of certain U.S. federal income tax consequences of the merger…" Please revise your disclosure to clarify that the discussion is a summary of the "material" U.S. federal income tax consequences and not just "certain" U.S. federal income tax consequences.

The Merger Agreement, page 95

49. Please delete the portion of the sentence that states that the description of the merger agreement "is qualified in its entirety by reference to the merger agreement." Investors are entitled to rely upon your disclosure.

Merger Consideration and Adjustment, page 95

50. Please describe the method or formula that will be used to calculate by how much the exchange ratio will be adjusted if the net cash, less certain liabilities, of Novacea is less than $83.5 million or greater than $84.5 million.

Representations and Warranties, page 108

51. Some of the representations disclosed are vague. For example, what were Novacea and Transcept required to represent about subsidiaries, capital structure, bank accounts and receivables, intellectual property, etc.? Please revise the discussion about the representations and warranties to clarify the representations that the parties were required to make.

Matters being Submitted to a Vote of Novacea Stockholders, page 112

Novacea Proposal No. 1…, page 112

52. The last sentence of the first paragraph states that the percentages of the combined company owned by Novacea and Transcept shareholders "assume that the exchange ratio is not adjusted, as described below." It does not appear that you have described below how the exchange ratio could be adjusted. Please revise.

Transcept Business, page 127

53. Please expand your disclosure to describe the terms of the material agreements Transcept has entered into, including the supply agreement with SPI Pharmaceuticals and other agreements relating to the manufacture or supply of Intermezzo®.

Transcept Strategy, page 127

54. We note the disclosure stating that Transcept plans to enter into marketing alliances with established pharmaceutical companies currently marketing in the United States and in major international markets. Please revise your disclosure to state that Transcept has not entered into such marketing alliances yet. If Transcept enters into such a marketing alliance prior to the effectiveness of this registration statement, please revise your disclosure to describe the material terms of such marketing alliance and to file a copy of the marketing alliance as an exhibit to the registration statement.

Intermezzo®—potential to be the first sleep aid approved specifically for use in the middle of the night…, page 129

55. Please provide an explanation for the following terms when you first use them:

- sublingual lozenge;
- sublingual zolpidem tartrate lozenge;
- zolpidem tartrate sublingual lozenge; and
- bicarbonate-carbonate binary buffer system.

Transcept Management's Discussion and Analysis of Financial Condition and Results of Operations, page 161

Financial Operations Overview, page 162

Results of Operations, page 163

56. Please disclose the costs for each project from inception to date. Also, please clarify the phase of development each of your projects is in (i.e. Phase I, II, etc.). Please refer to the

> Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Critical Accounting Policies, page 168

57. Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying these critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.   Please discuss and quantify the uncertainties in applying these critical accounting policies and describe the related methods and key assumptions underlying such estimates. Discuss how accurate these estimates have been in the past. Include a discussion of the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial position and results of operations.

Management Following the Merger, page 173

Director Compensation, page 179

Director Compensation Table: Combined Company Directors from Transcept, page 181

58. We note the table setting forth the summary of the compensation paid in 2007 to non-employee directors of Transcept that are proposed to be continuing directors of the combined company following the merger. We also note that Mr. Ehrlich, Ms. LaPorte and Mr. Turner III are not included in the table. Please describe the compensation paid to each of them in 2007 or, if no compensation was paid to them in that year, please revise your disclosure to state that fact.

Executive Compensation, page 182

Compensation Discussion and Analysis, page 182

Elements of Executive Compensation, page 184

59. We note your disclosure stating that the compensation committee and board of directors concluded that the 2007 corporate goals described above had been met at the 90% level. Please expand your disclosure to describe the factors that led the compensation committee and board of directors to conclude that the goals had been met at the 90% level.

60. Additionally, revise page 186 to more specifically describe your corporate goals, explain the criteria that Mr. Oclassen used in determining the discretionary portion of each officer's bonus, and explain the criteria used to determine the discretionary portion of Mr. Oclassen's bonus.

Unaudited Pro Forma Condensed Combined Financial Statements, page 200

61. Please present the effect of the reverse stock split in pro forma EPS on the face of the pro forma financial statements and in other parts of the filing or tell us why the current presentation is appropriate. Please provide pro forma information for the different stock split scenarios that may occur if the actual stock split ratio has not yet been established.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 204

2. Purchase Price, page 204

62. You state that you have used the carrying value of the assets acquired as the purchase price since you believe that the quoted market price is not indicative of the fair value of the assets acquired. Please tell us why you did not use the fair value of the assets acquired pursuant to paragraph 6 of SFAS 141 in determining the purchase price.

3. Pro forma and Purchase Accounting Adjustments, page 205

63. Please disclose your calculation of adjustment (D) and include a more detailed explanation of this pro forma adjustment; including a reference to a description of the reclassification of convertible preferred stock to common stock disclosed elsewhere in the filing would also be appropriate.

64. Tell us why the expected reclassification of Transcept's warrant liability to additional paid-in capital upon the closing of the merger transaction did not result in a pro forma adjustment.

Condensed Financial Statements, for the Three and Six Months Ended June 30, 2008 and 2007 (Unaudited) Novacea, Inc., page F-29

Notes to Condensed Financial Statements, page F-33

3. Fair Value, page F-37

65. Your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following:
   - Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value;
   - Describe the methods used to estimate fair value;
   - Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
   - Disclose whether the valuation models used have changed from prior periods.

Financial Statements, Transcept Pharmaceuticals, Inc. at December 31, 2007

Notes to Financial Statements, F-53

8. Convertible Preferred Stock, page F-62

> 66. Please provide us an analysis of your consideration given to recording a beneficial conversion feature for your convertible preferred stock issued. Refer to EITF 98-5 and 00-27. Provide additional disclosure in Note 8, if material.

Financial Statements, Transcept Pharmaceuticals, Inc. at June 30, 2008 (unaudited)

Notes to Financial Statements, F-75

2. Fair Value Measurements, page F-77

> 67. Your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following:
> - Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value;
> - Describe the methods used to estimate fair value;
> - Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
> - Disclose whether the valuation models used have changed from prior periods.

Item 21. Exhibits and Financial Statement Schedules, page II-2

> 68. Please file your remaining exhibits, including the legal and tax opinions, with your next amendment or as soon as they becomes available as we will need time to review prior to granting effectiveness of the registration statement.

<center>*   *   *   *   *</center>

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

John P. Walker
Novacea, Inc.
October 31, 2008
Page 14

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Alan C. Mendelson, Esq.
        Mark V. Roeder, Esq.
        Latham & Watkins LLP
        140 Scott Drive
        Menlo Park, California 94025